July 14, 2009

Mail Stop 3561

via U.S. mail and facsimile

Gregory A. Serrao, President
American Dental Partners, Inc.
401 Edgewater Place, Suite 430
Wakefield, MA 01880

RE: American Dental Partners, Inc.
Form S-3
File No.: 333-160157
Form 10-Q for the Period Ended March 31, 2009
File No.: 0-23363

Dear Mr. Serrao:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Risk Factors, page 2

We may not be able to refinance our credit facilities on satisfactory terms, page 2

1. This risk factor appears too generic with respect to company's credit facilities which mature on January 20, 2010. Please revise the risk factor to quantify the

credit facilities and provide further details about what the company has done, if anything, to obtain an extension or a refinancing of the facilities.

Exhibit Index

2. We note that the exhibit index to the Form S-3 references a Form T-1 to be filed with a Form 8-K. Under Compliance and Disclosure Interpretation (CDI) 206.01 of the Trust Indenture Act of 1939 CDI's, please file the T-1 under the electronic form type "Form 305B2." The CDI's are located on the Commission's website, at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Form 10-Q for the Period Ended March 31, 2009

3. Please revise the "Management's Discussion and Analysis" section to provide the information requested by comment two above, as appropriate, and also provide details on the course of action the company is taking or proposes to take to remedy the pending liquidity deficiency. In addition, the last statement on page 26 states that the company believes it will have sufficient cash for 12 months from, among other sources, the current revolving loan facility, "but we will need to refinance...." Please revise to state either that you have sufficient cash for the next 12 months, or that you do not and will need to refinance.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in a filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please feel free to contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Office of Beverages,
Apparel and Healthcare

cc: Gregory A. Serrao, President
       By facsimile: (781) 224-4216
       Amy M. Shepherd, Esq., Baker & Hostetler, LLP
       By facsimile: (614) 462-2616